Item 77C: Matters submitted to a vote of security holders
Morgan Stanley Institutional Fund, Inc. - Active
International Allocation Portfolio

Special Shareholders Meeting
December 8, 2017

To approve a proposal to change the Fund's Investment objective

For:	5,025,515.069		Against: 227,540.000
		Abstain: 438,823.287